September 21, 2005


Fax (303) 308-3219
Room 4561

Lindley Branson
Vice President and
  General Counsel
Webb Interactive Services, Inc.
1899 Wynkoop, Suite 600
Denver, CO 80202

      RE: 	Webb Interactive Services, Inc.
      	Form 10-KSB for Fiscal Year Ended December 31, 2004
		File No. 000-28462

Dear Mr. Branson:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in our comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2004

Note (1) Organization and Business, page F-8

1. We note from your disclosure that the sole business of the
Company
is ownership in the securities of Jabber, Inc. (43.3% as of
December
31, 2004) and that "...your success depends upon the ability of Jabber to market its products and services and generate revenues sufficient to exceed its expense." Tell us how you considered the criteria in FIN 46R in determining whether Jabber, Inc. should be consolidated within your financial statements as opposed to reported
as an equity method investment.    In your response specifically
address the criteria of paragraph 5 of FIN 46R in determining whether
Jabber, Inc. is a variable interest entity and paragraph 16 and 17 as it relates to your consideration of related parties (Jona, Inc.)
in determining whether you have a variable interest.
Note (6) Issuance of Common Stock, page F-14

2. We note your disclosure that you issued 1,800,000 restricted shares of common stock to Jona Inc. in exchange for the cancellation of 10,060,000 of outstanding warrants to purchase your common stock, and that you recorded a credit to accumulated deficit of $6,787,989.
Tell us the authoritative literature you applied in accounting for this transaction and whether Jona, Inc. was a related party at the time this transaction occurred and if so, how they were related to your Company.


* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information under the Exchange Act and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	You may contact David Edgar, Staff Accountant, at (202)-551-
3459
or Thomas Ferraro, Senior Staff Accountant, at (202) 551-3225 if you have any questions regarding comments on the financial statements and related matters, or me at (202) 551-3499 with any other questions.

						Sincerely,


						Kathleen Collins
						Accounting Branch Chief
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Lindley Branson
Webb Interactive Services, Inc.
September 21, 2005
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